MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED MARCH 31, 2016

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three months ended March 31, 2016 and 2015 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 and the related MD&A. We use certain non-IFRS financial measures in this MD&A. For a description of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars unless otherwise indicated. This MD&A is dated as of May 4, 2016 and all information contained is current as of May 4, 2016 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43 101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43 101 and CIM standards. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email:
info@edrsilver.com www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2016, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3
History and Strategy	Page 4
Consolidated Operations	Page 5
Guanaceví Operations	Page 7
Bolañitos Operations	Page 9
El Cubo Operations	Page 11
Exploration Results	Page 12
Consolidated Financial Results	Page 13
Non IFRS Measures	Page 14
Quarterly Results and Trends	Page 18
Annual Outlook	Page 23
Liquidity and Capital Resources	Page 24
Changes in Accounting Policies	Page 29
Controls and Procedures	Page 31

2

Q1 2016 Highlights	Three months Ended March 31
	2016	2015	%Change
Production
Silver ounces produced	1,510,065	1,820,050	(17%)
Gold ounces produced	15,960	15,808	1%
Payable silver ounces produced	1,473,682	1,769,924	(17%)
Payable gold ounces produced	15,518	15,429	1%
Silver equivalent ounces produced (1)	2,707,065	2,926,610	(8%)
Cash costs per silver ounce (2)(3)	7.63	7.17	6%
Total production costs per ounce (2)(4)	10.95	12.97	(16%)
All –insustainingcosts per ounce (2)(5)	11.12	13.32	(17%)
Processed tonnes	408,553	380,792	7%
Direct production costs per tonne (2)(6)	74.26	82.67	(10%)
Silver co–product cash costs (7)	10.87	10.68	2%
Gold co–product cash costs (7)	873	762	15%
Financial
Revenue ($millions)	41.5	51.1	(19%)
Silver ounces sold	1,511,319	1,861,975	(19%)
Gold ounces sold	15,255	15,799	(3%)
Realized silver price per ounce	15.18	17.11	(11%)
Realized gold price per ounce	1,219	1,221	(0%)
Net earnings (loss) ($millions)	1.8	1.4	(35%)
Mine operating earnings (loss) ($millions)	6.3	9.1	(31%)
Mine operating cash flow(8) ($millions)	11.5	19.6	(41%)
Operating cash flow before working capital changes (9)	7.5	13.8	(46%)
Earnings before ITDA (10)	8.6	16.4	(47%)
Working capital ($millions)	29.3	25.8	14%
Shareholders
Earnings (loss) per share–basic	0.02	0.01	(100%)
Operating cash flow before working capital changes per share (9)	0.07	0.14	(47%)
Weighted average shares outstanding	104,646,404	101,976,901	3%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 14.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 14.

(9)	See Reconciliation to IFRS on page 14 for the reconciliation of operating cash flow before working capital changes and the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 15

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and was quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources grew rapidly and Bolañitos became an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s historical business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability. Endeavour also completed a capital reconstruction program of the plant and surface infrastructure, and invested in accelerated mine exploration and development to unfold the full potential of El Cubo.

The Company has historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs, which was subsequently converted to a term loan. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months Ended March 31, 2016 and 2015

CONSOLIDATED	Three months Ended March 31
	2016	2015	%Change
Ore tonnes processed	408,553	380,792	7%
Average silver grade (gpt)	137	174	(21%)
Silver recovery (%)	83.7	85.2	(2%)
Total silver ounces produced	1,510,065	1,820,050	(17%)
Payable silver ounces produced	1,473,682	1,769,924	(17%)
Average gold grade (gpt)	1.50	1.53	(2%)
Gold recovery(%)	81.0	84.5	(4%)
Total gold ounces produced	15,960	15,808	1%
Payable gold ounces produced	15,518	15,429	1%
Silver equivalent ounces produced (1)	2,707,065	2,926,610	(8%)
Cash costs per silver ounce (2)(3)	7.63	7.17	6%
Total production costs per ounce (2)(4)	10.95	12.97	(16%)
All in sustaining cost per ounce (2)(5)	11.12	13.32	(17%)
Direct production costs per tonne (2)(6)	74.26	82.67	(10%)
Silver co–product cash costs (7)	10.87	10.68	2%
Gold co–product cash costs (7)	873	762	15%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 14.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17.

5

Consolidated Production

Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
Consolidated silver production during Q1, 2016 was 1,510,065 ounces (oz), a decrease of 17% compared to 1,820,050 oz in Q1, 2015, and gold production was 15,960 oz, an increase of 1% compared to 15,808 oz in Q1, 2015. Plant throughput was 408,553 tonnes at average grades of 137 grams per tonne (gpt) silver and 1.50 gpt gold compared to 380,792 tonnes grading 174 gpt silver and 1.53 gpt gold in Q1, 2015. Silver production decreased due to lower grades and recoveries partially offset by the higher throughput. Gold production was flat as the increased throughput offset the decrease in gold grades and recoveries. The increased throughput at El Cubo, which has lower silver grades than the other operations and lower silver ore grades from the Bolañitos operation, were the primary drivers of these variations from 2015.

Consolidated Operating Costs

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
The weaker Mexican peso and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 10% to $74.26 in Q1, 2016. Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increased 6% to $7.63 per oz of payable silver compared to $7.17 per oz in Q1, 2015 as a result of the lower silver grades.. The suspension of exploration and development expenditures at the Bolañitos and El Cubo operations resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 17% to $11.12 per oz compared to $13.32 per oz in Q1, 2015.

6

Guanaceví Operations

Production Results for the Three Months Ended March 31, 2016 and 2015

GUANACEVÍ	Three months Ended March 31
	2016	2015	%Change
Ore tonnes processed	98,776	106,106	(7%)
Average silver grade (g/t)	249	300	(17%)
Silver recovery (%)	82.4	83.4	(1%)
Total silver ounces produced	651,731	853,106	(24%)
Payable silver ounces produced	649,681	844,575	(23%)
Average gold grade (g/t)	0.56	0.63	(11%)
Goldr ecovery (%)	88.5	87.3	1%
Total goldounces produced	1,568	1,877	(16%)
Payablegoldounces produced	1,563	1,858	(16%)
Silver equivalent ounces produced (1)	769,331	984,496	(22%)
Cash costs per silver ounce (2)(3)	8.09	8.23	(2%)
Total production costs per ounce (2)(4)	11.01	11.16	(1%)
All in sustaining cost per ounce (2)(5)	12.95	11.16	16%
Direct production costs per tonne (2)(6)	71.92	87.34	(18%)
Silver co–product cash costs (7)	9.14	9.39	(3%)
Gold co–product cash costs (7)	734	670	9%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 14.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17.

Guanaceví has produced more than 26 million ounces of silver and over 61,000 ounces of gold since Endeavour acquired it in 2004. Although the historic mine was closed and the plant was struggling to process 100 tpd of old tailings in 2004, Guanaceví is now producing 1,200 tpd of high-grade ore. The Company has discovered five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. Guanaceví provides steady employment for 540 people and engages 130 contractors.

7

Guanaceví Production Results

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
Silver production at the Guanaceví mine during Q1, 2016 was 651,731 oz, a decrease of 24% compared to 853,106 oz in Q1, 2015, and gold production was 1,568 oz, a decrease of 16% compared to 1,877 oz in Q1, 2015. Plant throughput was 98,776 tonnes at average grades of 249 gpt silver and 0.56 gpt gold compared to 106,106 tonnes grading 300 gpt silver and 0.63 gpt gold in Q1, 2015. Metal production decreased due to lower throughput and ore grades. The lower ore grades were a result of mining deeper within the ore bodies where grades tend to be lower, while the prior year’s higher grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in higher silver and gold production in Q1, 2015. Throughput was lower due to mine development being slightly behind plan. The Company changed the mining contractor in January and expects to make up the planned production in the following quarters. In Q1, 2016, the ore stockpile built over the last six years was fully depleted resulting in 23,800 more tonnes processed than estimated in stockpile.

Guanaceví Operating Costs

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
Direct production costs per-tonne decreased by 18% in Q1, 2016 compared to Q1, 2015 due primarily to processing more stockpile tonnes than previously estimated. After adjusting for the additional stockpile tonnes, the Company estimates the direct cost per tonne to be approximately $81 per tonne. The lower adjusted direct cost compared to prior year is due the weaker peso and management’s continued focus on reducing costs. The lower direct costs per tonne were offset by lower ore grades resulting in relatively flat cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 2% to $8.09 per oz of payable silver compared to $8.23 per oz in Q1, 2015. Lower throughput and higher development costs resulted in all-in-sustaining costs (also a non-IFRS measure) which increased 16% to $12.95 per oz.

8

Bolañitos Operations

Production Results for the Three Months Ended March 31, 2016 and 2015

BOLAÑITOS	Three months Ended March 31
	2016	2015	% Change
Ore tonnes processed	137,128	136,076	1%
Average silver grade (g/t)	94	139	(32%)
Silver recovery (%)	80.7	85.7	(6%)
Total silver ounces produced	334,569	521,117	(36%)
Payable silver ounces produced	321,186	498,393	(36%)
Average gold grade (g/t)	2.33	2.30	1%
Gold recovery (%)	82.2	83.7	(2%)
Total gold ounces produced	8,449	8,421	0%
Payable gold ounces produced	8,187	8,215	(0%)
Silver equivalent ounces produced (1)	968,244	1,110,587	(13%)
Cash costs per silver ounce (2)(3)	(6.20)	0.17	(3,780%)
Total production costs per ounce (2)(4)	(0.67)	5.81	(111%)
All in sustaining cost per ounce (2)(5)	(3.55)	5.74	(162%)
Direct production costs per tonne (2)(6)	60.03	74.00	(19%)
Silver co–product cash costs (7)	8.13	8.97	(9%)
Gold co–product cash costs (7)	653	640	2%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 14.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17.

The Bolañitos mine encompasses three operating silver-gold mines and a flotation plant and is located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following Endeavour’s acquisition in 2007, cash costs of production were as high as $32 per oz and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tpd in 2007 to 1,600 tpd in 2012. In 2013, additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity whereas, in 2014, production reverted to the 1,600 tpd Bolañitos plant capacity. In 2015, Bolañitos reduced mine output to 1,000 tpd as underground resources focused on the development of the LL- Asunción ore-body. Since acquisition, the Bolañitos operation has produced over 12 million ounces of silver and over 188,000 ounces of gold. Bolañitos provides steady employment for 350 people and engages 220 contractors.

9

Bolañitos Production Results

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
Silver production at the Bolañitos mine was 334,569 oz during Q1, 2016, a decrease of 36% compared to 521,117 oz in Q1, 2015, and gold production was 8,449 oz compared to 8,421 oz in Q1, 2015. Plant throughput in Q1, 2016 was 137,128 tonnes at average grades of 94 gpt silver and 2.33 gpt gold, compared to 136,076 tonnes grading 139 gpt silver and 2.30 gpt gold in Q1, 2015. Silver production was down due to lower silver grades and recoveries. Bolañitos production came primarily from the LL-Asunción ore body which has lower silver grades compared to historical production from the Lucero ore-bodies. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter 2015, but gradually reduced to 1,000 tpd over the course of 2015. The mine halted development and exploration expenditures in Q1, 2016 as the further development of the LL-Asunción ore body and Plateros discovery provided insufficient return in the current price environment. The mine focused on extracting and processing the accessible to ore to maximize cash flow during the quarter.

Bolañitos Operating Costs

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
In Q1, 2016, direct production costs per tonne fell 19% to $60.03 per tonne due to the weaker Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne were partially offset by lower silver grades and recoveries, resulting in cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), falling to negative $6.20 per oz of payable silver compared to $0.17 per oz the same period in 2015. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 162% to negative $3.55 per oz compared to $5.74 per oz in Q1, 2015, primarily due to the suspension of development and exploration activities.

10

El Cubo Operations

Production Results for the Three Months Ended March 31, 2016 and 2015

EL CUBO	Three months Ended March 31
	2016	2015	% Change
Ore tonnes processed	172,649	138,610	25%
Average silver grade (g/t)	108	113	(4%)
Silver recovery (%)	87.4	88.5	(1%)
Total silver ounces produced	523,765	445,827	17%
Payable silver ounces produced	502,815	426,956	18%
Average gold grade (g/t)	1.38	1.46	(5%)
Gold recovery (%)	77.6	84.7	(8%)
Total gold ounces produced	5,943	5,510	8%
Payable gold ounces produced	5,768	5,356	8%
Silver equivalent ounces produced (1)	969,490	831,527	17%
Cash costs per silver ounce (2)(3)	15.87	13.24	20%
Total production costs per ounce (2)(4)	18.29	24.92	(27%)
All in sustaining cost per ounce (2)(5)	18.11	26.44	(32%)
Direct production costs per tonne (2)(6)	86.91	87.61	(1%)
Silver co–product cash costs (7)	14.99	14.47	4%
Gold co–product cash costs (7)	1,204	1,033	17%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 14.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 16.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 16.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 17.

Endeavour’s third mine, El Cubo, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, by already having throughput of 1,100 tpd output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, the producing El Cubo silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400 tpd leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800 tpd flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. The plant and surface infrastructure program was completed in 2013 on time and within budget.

11

In 2014, Endeavour focused on increasing throughput at El Cubo to 1,500 tpd by year end and increasing production grades by opening up new higher grade areas and reducing ore dilution. The Company reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training and created a mine rescue team for a safer environment. The Company also acquired new mining equipment, accelerated mine development and commenced underground drilling. In 2015, mine and mill operations were expanded to 2,200 tpd. Production averaged 1,859 tpd for the year and 2,165 tpd in the fourth quarter. Milling operations met plan, averaging 1,740 tpd in the second half of 2015, with the balance of mine output going to stockpiles and the Bolañitos plant for processing. The additional mine production at El Cubo was processed at Endeavour’s Bolañitos plant, located 18 kilometres away, which had available capacity and comparable circuits to El Cubo. In 2016, investments on exploration and mine development were suspended during the first quarter until metal prices improve. Production will continue from the V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins but will decline each month until only V-Asunción is producing prior to going on care and maintenance in the fourth quarter.

El Cubo Production Results

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
Silver production at the El Cubo mine was 523,765 ounces in Q1, 2016, an increase of 17% compared to 445,827 oz in Q1, 2015 and gold production was 5,943 oz in Q1, 2016, an increase of 8% compared to 5,510 oz in Q1, 2015. Plant throughput in Q1, 2016 was 172,649 tonnes at average grades of 108 gpt silver and 1.38gpt gold, compared to 138,610 tonnes grading 113 gpt silver and 1.46 gpt gold in Q1, 2015. Over 2015, the mine increased mine output and averaged 2,165 tpd in the fourth quarter. The higher mine output continued into Q1, 2016 and resulted in higher metal production offset by lower ore grades and recoveries. With the operation going to planned care and maintenance by the fourth quarter, efforts are focused on extracting and processing the accessible to ore to maximize cash flow over the year.

El Cubo Operating Costs

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)
Economies of scale achieved through rising throughput during 2015 and into 2016 combined with the weaker peso to drive direct production costs per tonne down however, development expensed as a result of the planned care and maintenance resulted in flat direct costs compared to the same period in 2015. In Q1, 2016, cash costs net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increased by 20% to $15.87 per oz of payable silver compared to $13.24 per oz in the same period in 2015. All-in sustaining costs decreased by 32% to $18.11 per oz compared to $26.44 per oz in Q1, 2015 with the suspension of exploration and developments activities part way through the first quarter.

Exploration Results

In 2016, Endeavour plans to spend $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico. The Company also has a contingent budget to invest $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing from existing sources. Subsequent to the quarter end, the Board approved the expenditure of $3.0 million from the contingent budget to advance the Terronera project.

During Q1, 2016, incurred expenditures related to mapping and sampling of projects, severance incurred in Chile and El Cubo. Additionally $0.5 million was incurred at Terronera for minimal drilling, mapping and engineering work during the quarter.

12

Consolidated Financial Results

Three months ended March 31, 2016 (compared to the three months ended March 31, 2015)

For the three-month period ended March 31, 2016, the Company’s mine operating earnings were $6.3 million (Q1, 2015: $9.1 million) on sales of $41.5 million (Q1, 2015: $51.1 million) with cost of sales of $35.2 million (Q1, 2015: $42.0 million).

The Q1, 2016 operating earnings were $3.1 million (Q1, 2015: operating earnings of $6.2 million) after exploration costs of $1.2 million (Q1, 2015: $1.1 million) and general and administrative costs of $2.0 million (Q1, 2015: $1.8 million).

The earnings before taxes in Q1, 2016 was $3.1 million (Q1, 2015: $5.5 million) after finance costs of $0.3 million (Q1, 2015: $0.3 million), a foreign exchange gain of $0.5 million (Q1, 2015: foreign exchange loss of $0.7 million) and a loss in investment and other income and expenses of $0.2 million (Q1, 2015: investment and other income of $0.3 million. The Company realized net earnings for the period of $1.8 million (Q1, 2015: $1.4 million) after an income tax expense of $1.3 million (Q1, 2014: $4.1 million).

Sales of $41.5 million in Q1, 2016 represented a 19% decrease over the $51.1 million in sales for the same period in 2015. There was a 19% decrease in silver oz sold and an 11% decrease in the realized silver price resulting in a 28% decrease in silver sales, and there was a 3% decrease in gold oz sold with a realized gold price consistent with the prior year resulting in a 3% decrease in gold sales. During the period, the Company sold 1,511,319 oz silver and 15,266 oz gold, for realized prices of $15.18 and $1,219 per oz respectively, compared to sales of 1,861,975 oz silver and 15,779 oz gold, for realized prices of $17.11 and $1,221 per oz respectively, in the same period of 2015. The realized prices of silver and gold during the period were within 3% of the average silver and gold spot prices during the period of $14.85 per oz and $1,183 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver inventory to 156,299 oz and increased its finished goods gold inventory to 1,504 oz at March 31, 2016 compared to 194,496 oz silver and 1,285 oz gold at December 31, 2015. The cost allocated to these finished goods was $3.3 million, compared to $3.4 million at December 31, 2015. As of March 31, 2016, the finished goods inventory fair market value was $4.3 million compared to the fair value of $4.1 million at December 31, 2015.

Cost of sales for Q1, 2016 was $35.2 million, a decrease of 16% over the cost of sales of $42.0 million for the same period of 2015. The 16% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo operation.

Exploration expenses increased in Q1, 2016 to $1.2 million from $1.1 million in the same period of 2015 based on the severance paid during the quarter. General and administrative expenses increased to $2.0 million for the period compared to $1.8 million in the same period of 2015. General and administrative expenses are largely incurred in Canadian dollars, the increased strength of the US dollar against the Canadian dollar was offset by an increase in the fair market value of director’s deferred share units.

The Company experienced a foreign exchange gain of $0.5 million during the period compared to a loss of $0.7 million for the same period of 2015. The $0.5 million gain was primarily due to the timing of transactions as both the Canadian dollar and Mexican peso significant depreciated against the US dollar at the outset of the quarter, but appreciated in the back half of the quarter to close relative unchanged.

There was an income tax expense of $1.3 million during the period compared to an income tax expense of $4.1 million for the same period of 2015. The $1.3 million tax expense is comprised of $1.4 million in current income tax expense (Q1, 2015: current income tax expense of $3.1 million) and $0.1 million in deferred income tax recovery (Q1, 2015 $1.0 million income tax expense). Lower metal prices impacted the profitability of the operations and lowered both the income tax expense and special mining duty, while the 2015 income tax expense was significantly larger due to the impact of the weaker Mexico peso on deferred income tax liabilities.

13

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2016	2015
Mine operating earnings (loss)	$6,278	$9,065
Share–based compensation	56	73
Amortization and depletion	5,154	10,454
Mine operating cash flow before taxes	$11,488	$19,592

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2016	2015
Cash from (used in)operating activities	($2,829)	$4,285
Net changes in non–cash working capital	(10,324)	(9,519)
Operating cash flow before working capital adjustments	$7,495	$13,804

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2016	2015
Operating cash flow before workingc apital adjustments	$7,495	$13,804
Weighted average shares outstanding	104,646,404	101,976,901
Operating cash flow before WC changes per share	$0.07	$0.14

14

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excluded the following additional items from EBITA

  Share based compensation;

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended March 31
	2016	2015
Net earnings (loss) for the period	$1,829	$1,357
Amortization and depletion–cost o fsales	5,154	10,454
Amortization and depletion–exploration	18	25
Amortization and depletion–general & admin	50	39
Finance costs	287	313
Current income tax expense	1,411	3,176
Deferred income tax expense (recovery)	(103)	1,003
Earnings before interest, taxes, depletion and amortization	$8,646	$16,367
Share based compensation	457	480
Adjusted earnings before interest, taxes depletion and amortization	$9,103	$16,847

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

15

Expressed in thousands US dollars	Three Months Ended March 31, 2016				Three Months Ended March 31, 2015
	Guanacevi	Bolañitos	El Cubo	Total	Guanacevi	Bolañitos	El Cubo	Total
Direct production costs	$6,814	$8,300	$14,730	$29,844	$9,509	$9,361	$12,398	$31,268
Royalties	80	66	63	209	102	79	67	248
Special mining duty (1)	178	(52)	–	126	394	515	–	909
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Closing finished goods	1,330	537	1,010	2,877	3,295	555	720	4,570
Direct production costs	7,104	8,232	15,005	30,341	9,267	10,069	12,143	31,479
By–product gold sales	(1,952)	(9,673)	(6,975)	(18,600)	(2,302)	(10,105)	(6,856)	(19,263)
Opening gold inventory fair market value	337	471	557	1,365	1,262	726	865	2,853
Closing gold inventory fair market value	(233)	(1,022)	(606)	(1,861)	(1,273)	(606)	(501)	(2,380)
Cash costs net of by–product	5,256	(1,992)	7,981	11,245	6,954	84	5,651	12,689
Amortization and depletion	1,867	1,935	1,352	5,154	2,213	2,718	5,423	10,354
Stock–based compensation	19	18	19	56	25	24	25	74
Opening finished goods depletion	(203)	(261)	(242)	(706)	(635)	(115)	(698)	(1,448)
Closing finished goods depletion	217	86	84	387	868	187	238	1,293
Total production costs	$7,156	($214)	$9,194	$16,136	$9,425	$2,898	$10,639	$22,962

Throughput tonnes	98,776	137,128	172,649	408,553	106,106	136,076	138,610	380,792
Payable silver ounces	649,681	321,186	502,815	1,473,682	844,575	498,393	426,956	1,769,924

Cash costs per ounce	$8.09	($6.20)	$15.87	$7.63	$8.23	$0.17	$13.24	$7.17
Total production costs per oz	$11.01	($0.67)	$18.29	$10.95	$11.16	$5.81	$24.92	$12.97
Direct production costs per tonne	$71.92	$60.03	$86.91	$74.26	$87.34	$74.00	$87.61	$82.67

(1)	Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

16

Expressed in thousands US dollars	Three Months Ended March 31, 2016				Three Months Ended March 31, 2015
	Guanacevi	Bolañitos	ElCubo	Total	Guanacevi	Bolañitos	ElCubo	Total
Cashcosts net of by–product	$5,256	($1,992)	$7,981	$11,245	$6,954	$84	$5,651	$12,689
Operations stockbased compensation	19	18	19	56	25	24	25	74
Corporate general and administrative	712	352	551	1,615	678	400	343	1,420
Corporate stockbased compensation	160	79	124	363	177	104	89	370
Reclamation–amortization/accretion	7	4	10	21	5	3	18	26
Mine site expensed exploration	24	97	288	409	170	241	195	606
Capital expenditures sustaining	2,236	302	133	2,671	1,420	2,007	4,967	8,394
All In Sustaining Costs	$8,414	($1,140)	$9,106	$16,380	$9,428	$2,863	$11,288	$23,579
Growth exploration				735				443
Growth capital expenditures				416				192
All In Costs				$17,531				$24,214

Throughput tonnes	98,776	137,128	172,649	408,553	106,106	136,076	138,610	380,792
Payable silver ounces	649,681	321,186	502,815	1,473,682	844,575	498,393	426,956	1,769,924

Sustaining cost per ounce	$12.95	($3.55)	$18.11	$11.12	$11.16	$5.74	$26.44	$13.32
All In costs per ounce				$11.90				$13.68

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Period Ended March 31, 2016				Period Ended March 31, 2015
	Guanacevi	Bolañitos	ElCubo	Total	Guanacevi	Bolañitos	ElCubo	Total
Direct production costs	$6,814	$8,300	$14,730	$29,844	$9,509	$9,361	$12,398	$31,268
Royalties	80	66	63	209	102	79	67	248
Special mining duty (1)	178	(52)	–	126	394	515	–	909
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Finished goods NRV adjustment	–	–	–	–	–	–	0	0
Closing finished goods	1,330	537	1,010	2,877	3,295	555	720	4,570
Direct production costs	7,104	8,232	15,005	30,341	9,267	10,069	12,143	31,479

Silver production	651,731	334,569	523,765	1,510,065	853,106	521,117	445,827	1,820,050
Average realized silver price (2)	15.18	15.18	15.18	15.18	17.11	17.11	17.11	17.11
Silver value	9,893,277	5,078,757	7,950,753	22,922,787	14,596,644	8,916,312	7,628,100	31,141,056

Gold production	1,568	8,449	5,943	15,960	1,877	8,421	5,510	15,808
Average realized gold price (2)	1,219	1,219	1,219	1,219	1,221	1,221	1,221	1,221
Gold value	1,911,392	10,299,331	7,244,517	19,455,240	2,291,817	10,282,041	6,727,710	19,301,568

Total metal value	11,804,669	15,378,088	15,195,270	42,378,027	16,888,461	19,198,353	14,355,810	50,442,624
Pro–rated silverc osts	84%	33%	52%	54%	86%	46%	53%	62%
Pro–rated gold costs	16%	67%	48%	46%	14%	54%	47%	38%

Silver co–product cash costs	$9.14	$8.13	$14.99	$10.87	$9.39	$8.97	$14.47	$10.68
Gold co–product cash costs	$734	$653	$1,204	$873	$670	$640	$1,033	$762

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

(2) The average realized silver and gold prices for the period ended March 31, 2015 include an immaterial reallocation resulting in an immaterial change in silver and gold co-product costs from the prior period’s disclosure.

17

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2016		2015				2014
Quarterly Results	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$41,541	$41,991	$42,737	$47,719	$51,109	$48,677	$40,477	$54,774
Direct cost	29,844	32,033	30,447	31,091	31,269	34,400	28,840	34,849
Royalties	209	237	304	243	248	359	175	278
Mine operating cash flow	11,488	9,721	11,986	16,385	19,592	13,918	11,462	19,647
Share –based compensation	56	83	109	167	73	110	140	219
Amortization and depletion	5,154	10,674	9,768	9,382	10,454	11,144	14,386	14,709
Write down on inventory	–	234	–	–	–	363	527	365
Mine operating earnings (loss)	$6,278	($1,270)	$2,109	$6,836	$9,065	$2,301	($3,591)	$4,354
Net earnings (loss)	$1,829	(136,245)	(14,079)	($974)	$1,357	($66,895)	($11,386)	($289)
Impairment charge, net of tax	–	134,000	–	–	–	55,858	–	–
Write down of marketable securities	–	–	4,785	–	–
Adjusted earnings (loss)	$1,829	(2,245)	(9,294)	($974)	$1,357	($11,037)	($11,386)	($289)

Basic earnings (loss) per share	$0.02	($1.33)	($0.14)	($0.01)	$0.01	($0.67)	($0.11)	$0.00
Diluted earnings (loss) per share	$0.02	($1.33)	($0.14)	($0.01)	$0.01	($0.67)	($0.11)	$0.00
Weighted shares outstanding	104,646,404	102,054,670	101,976,901	101,976,901	101,976,901	101,881,133	101,527,951	101,336,743

Net earnings (loss)	$1,829	($136,245)	($14,079)	($974)	$1,357	($66,895)	($11,386)	($289)
Amortization and depletion	5,222	10,775	9,849	9,457	10,518	11,257	14,471	14,785
Finance costs	287	331	370	354	313	321	359	256
Current income tax	1,411	628	2,095	954	3,176	14,865	(171)	3,250
Deferred income tax	(103)	(4,014)	3,110	1,075	1,003	(34,870)	(1,039)	(4,644)
Impairment charges	–	134,000	–	–	–	83,000	–	–
EBITDA	$8,646	$5,475	$1,345	$10,866	$16,367	$7,678	$2,234	$13,358

18

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2016		2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Processed tonnes	408,553	408,092	404,878	371,745	380,792	374,212	344,393	339,276
Guanaceví	98,776	105,039	111,469	108,817	106,106	102,375	105,241	108,822
Bolañitos	137,128	103,878	109,124	106,148	136,076	145,408	137,683	142,370
El Cubo	172,649	199,175	184,285	156,780	138,610	126,429	101,469	88,084
Silver ounces	1,510,065	1,732,765	1,820,282	1,805,569	1,820,050	2,009,172	1,634,294	1,669,609
Guanaceví	651,731	761,769	867,292	958,581	853,106	1,024,762	761,272	795,824
Bolañitos	334,569	251,363	300,988	376,305	521,117	611,271	588,159	623,898
El Cubo	523,765	719,633	652,002	470,683	445,827	373,139	284,863	249,887
Silver grade	137	156	163	180	174	191	175	178
Guanaceví	249	269	285	325	300	358	278	272
Bolañitos	94	90	105	131	139	148	149	152
El Cubo	108	131	124	112	113	106	102	103
Silver recovery	83.7	84.6	85.7	84.0	85.2	87.3	84.5	86.1
Guanaceví	82.4	83.9	84.9	84.3	83.4	87.0	81.0	83.6
Bolañitos	80.7	83.6	81.7	84.2	85.7	88.3	89.2	83.1
El Cubo	87.4	85.8	88.7	83.4	88.5	86.6	85.6	85.7
Gold ounces	15,960	15,433	15,319	13,430	15,808	15,127	14,118	15,131
Guanaceví	1,568	1,775	1,792	1,946	1,877	2,085	1,627	1,656
Bolañitos	8,449	5,166	5,397	4,982	8,421	7,900	8,588	9,980
El Cubo	5,943	8,492	8,130	6,502	5,510	5,142	3,903	3,495
Gold grade	1.50	1.40	1.39	1.32	1.53	1.49	1.48	1.59
Guanaceví	0.56	0.61	0.58	0.64	0.63	0.70	0.59	0.55
Bolañitos	2.33	1.88	1.95	1.72	2.30	2.03	2.20	2.47
El Cubo	1.38	1.57	1.54	1.51	1.46	1.51	1.42	1.44
Gold recovery	81.0	83.9	84.9	85.4	84.5	84.4	86.3	87.4
Guanaceví	88.5	86.2	86.2	86.9	87.3	90.1	82.1	86.1
Bolañitos	82.2	82.3	78.9	84.9	83.7	83.2	88.2	82.5
El Cubo	77.6	84.5	89.1	85.4	84.7	83.8	84.3	85.7
Cash costs per oz	$7.63	$9.76	$8.11	$8.60	$7.17	$8.33	$10.70	$9.87
Guanaceví	$8.09	$10.57	$7.98	$8.14	$8.23	$7.28	$11.99	$12.51
Bolañitos	($6.20)	$8.09	$7.68	$4.82	$0.17	$5.64	$2.93	$1.20
El Cubo	$15.87	$9.45	$8.48	$12.59	$13.24	$15.73	$23.10	$22.71
Total cost per oz(1)	$10.95	$16.11	$13.57	$13.88	$12.97	$14.36	$19.86	$19.19
Guanaceví	$11.01	$13.06	$10.15	$10.31	$11.16	$8.77	$13.22	$13.95
Bolañitos	($0.67)	$17.94	$15.55	$11.16	$5.81	$12.74	$18.36	$16.57
El Cubo	$18.29	$18.80	$17.36	$23.55	$24.92	$33.02	$41.38	$43.00
Costs per tonne	$74.26	$80.39	$75.07	$82.80	$82.67	$89.63	$99.02	$103.58
Guanaceví	$71.92	$93.59	$79.15	$92.48	$87.34	$96.91	$105.23	$109.83
Bolañitos	$60.03	$72.31	$70.17	$70.89	$74.00	$83.58	$87.98	$93.04
El Cubo	$86.91	$77.65	$75.50	$84.14	$87.61	$90.70	$107.56	$112.88

(1)	Total Production Cost per ounce

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Key Economic Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q1, 2016, the average price of silver was $14.85 per ounce, with silver trading between a range of $13.58 and $15.94 per ounce based on the London Fix silver price. This compares to an average of $16.71 per ounce during Q1, 2015, with a low of $15.47 and a high of $18.23 per ounce. During Q1, 2016, the Company realized an average price of $15.18 per silver ounce compared with $17.11 for the corresponding period in 2015.

During Q1, 2016, the average price of gold was $1,183 per ounce, with gold trading between a range of $1,060 and $1,278 per ounce based on the London Fix PM gold price. This compares to an average of $1,218 per ounce during Q1, 2015, with a low of $1,147 and a high of $1,295 per ounce. During Q1, 2016, the Company realized an average price of $1,219 per ounce compared with $1,221 for the corresponding period in 2015.

During 2015, the average price of silver was $15.68 per ounce, with silver trading between a range of $13.71 and $18.23 per ounce based on the London Fix silver price. This compares to an average of $19.08 per ounce during 2014, with a low of $15.28 and a high of $22.05 per ounce. During 2015, the Company realized an average price of $15.79 per ounce compared with $18.76 for 2014.

During 2015, the average price of gold was $1,159 per ounce, with gold trading between a range of $1,049 and $1,296 per ounce based on the London Fix PM gold price. This compares to an average of $1,266 per ounce during 2014, with a low of $1,142 and a high of $1,385 per ounce. During 2015, the Company realized an average price of $1,148 per ounce compared with $1,273 for 2014.

The major influences on precious metals prices in the past eight quarters included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the US Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past 2 years.

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Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these currencies strengthen.

During Q1, 2016 the Mexican peso continued to depreciate against the US dollar. During Q1, 2016, the average foreign exchange rate was $18.02 Mexican pesos per US dollar, with the peso trading within a range of $17.21 to $19.09. This compares to an average of $14.94 during Q1, 2015, with a range of $14.52 to $15.58 Mexican pesos per U.S. dollar.

During 2015, the Mexican peso continued to depreciate against the US dollar with volatility increasing in the most recent quarters. The average foreign exchange rate was $15.86 Mexican Pesos per US dollar, with the peso trading within a range of $14.52 and $17.39. This compares to an average of $13.30 during 2014, with a range of $12.84 and $14.78 Mexican peso per US dollar.

During Q1, 2016, the Canadian dollar continued to depreciate relative to the US dollar. During Q1, 2016, the average foreign exchange rate was $1.3731 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.2967 and $1.4602. This compares to an average of $1.238 during Q1, 2015, within a range of $1.160 and $1.278 Canadian dollar per U.S. dollar.

During 2015, the Canadian dollar continued to depreciate relative to the US dollar. During 2015, the average foreign exchange rate was $1.2774 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.1599 and $1.3955. This compares to an average of $1.1041 during 2014, with a range of $1.0627 and $1.1643 US dollar per Canadian dollar.

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Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

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2016 Outlook

Production
Endeavour estimates silver production of 4.9 to 5.3 million oz and gold production of 40,000 to 43,000 oz in fiscal 2016. Silver equivalent production is anticipated to be 7.9 to 8.5 million ounces (at a silver:gold ratio of 75:1). The projected decrease in production compared to 2015 is due to the Company’s efforts to focus on minimizing all-in sustaining costs and improving after-tax free cash flow rather than maintaining metal output.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	3.1–3.3	6.0–7.0	3.6–3.8	1,200–1,300
Bolañitos	0.6–0.7	19.0–20.0	2.0–2.2	800–900
El Cubo	1.2–1.3	15.0–16.0	2.3–2.5	2,000–500
Total	4.9–5.3	40.0–43.0	7.9–8.5	4,000–2,700

At Guanaceví, production will continue at the 1,200 tonne per day (tpd) plant capacity primarily from the Santa Cruz, Porvenir Norte, and Porvenir Centro deposits. Underground exploration and mine development will continue to be funded from cash flow, and additional mine development is scheduled for permitting and development subject to financing from existing sources.

At Bolañitos, mine production will continue at 850 tpd primarily from the LL-Asunción deposit. The plant will operate closer to its 1,600 tpd capacity in the first half in order to process the 75,000 tonne ore stockpile. No exploration or mine development is planned at the current metal prices but that could change during the year if metal prices improve.

At El Cubo, investments on exploration and mine development have been suspended until metal prices improve. Production will continue from the V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins but will decline each month until only V-Asunción is producing prior to going on care and maintenance in the fourth quarter.

Operating Costs
Consolidated cash cost of production, net of gold by-product credits, is expected to be $8-9 per oz of silver in 2016, slightly higher than the 2015 cash cost due to the lower value of the gold credit. Consolidated cash costs on a co-product basis are anticipated to be $10.50 -$11.50 per oz silver and $800-$850 per oz gold.

All-in sustaining cost (AISC) of production, net of gold by-product credits, in accordance with the World Gold Council standard, is estimated to be $12-13 per oz of silver in 2016, substantially lower than our estimated 2015 AISC due to the lower Mexican peso to U.S. dollar exchange rate and lower sustaining capital and exploration investments. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, is forecast in the $11.50 -$12.50 range. On a co-product basis, AISC's are predicted to be $13-14 per oz silver and $950-$1,050 per oz gold. Direct operating costs are estimated to be in the $77-81 per tonne range.

Capital Investments
Endeavour plans to invest $11.3 million on Guanaceví capital projects in 2016, primarily for mine development, in order to access reserves for mining and replace reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only around underground workings. The Company also has a contingent budget to invest $4.5 million on additional mine development at Guanaceví, subject to financing from existing sources. Any capital investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Exploration Expenditures
In 2016, Endeavour plans to spend $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico. The Company also has a contingent budget to invest $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing from existing sources. Any exploration investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Subsequent to the quarter end, the Board approved the expenditure of $3.0 million from the contingent budget to advance the Terronera project.

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Liquidity and Capital Resources

Cash and cash equivalents remained constant from $20.4 million at December 31, 2015 to $20.4 million at March 31, 2016, while the amount drawn on the revolving credit facility decreased by $3.0 million to $19.0 million. The Company had working capital of $29.3 million at March 31, 2016 (December 31, 2015 - $17.3 million). The $12.0 million increase in working capital was primarily due to $9.1 million gross proceeds from equity offerings with the remainder primarily generated from operating activities.

Operating activities used cash of $2.8 million during Q1 2016 compared to generating $4.3 million during the same period in 2015. The significant non-cash adjustments to the net income of $1.8 million were amortization and depletion of $5.2 million, share-based compensation of $0.5 million, a deferred income tax recovery of $0.1 million, finance costs of $0.2 million, and a change in non-cash working capital of $10.3 million. The change in non-cash working capital was primarily due to payment of income taxes and special mining duty during the period and the increase in trade receivables and decrease in accounts payable, offset by a decrease in inventories.

Investing activities during the period used $2.5 million compared to $8.6 million in the same period of 2015. The investments in 2016 primarily relate to mine development at Guanaceví, offset by proceeds on the sale of available for sale assets and a return of a long term deposit. In 2015, the Company invested similarly at each operation.

Capital spending totalled $3.1 million in property, plant and equipment during Q1, 2016. $2.2 million was invested at Guanaceví, with $2.1 million spent on 1.7 kilometres of mine development and $0.1 million spent on the tailings dam and various equipment. At Bolañitos, the Company invested $0.3 million on tailings expansion and various equipment. At El Cubo, the Company invested $0.1 million on various items. The Company spent $0.4 million on capitalized exploration and corporate equipment.

As at March 31 2016, the Company held $59 thousand in available for sale investments consisting of marketable securities (December 31, 2015 - $0.6 million).

Financing activities during Q1, 2016 increased cash by $5.1 million, compared to reducing cash by $0.2 million during the same period in 2015. During 2016 the Company paid $3.0 million to reduce its credit facility, paid $0.2 million in interest, paid debt issuance costs of $0.3 million, reduced its finance lease obligation by $0.2 million.raised gross proceeds through an at-the-market financing of $9.1 million and paid $0.3 million in share issue costs. By comparison, during Q1 2015, the Company paid $0.2 million in interest.

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provided the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On November 25, 2015, the Company entered into an ATM facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$16.5 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under this ATM facility. A prospectus supplement to the Base Shelf was filed on November 25, 2015 to qualify the shares to be sold under the ATM facility up to a maximum of $16.5 million. During the year ended December 31, 2015, the Company issued 799,569 common shares under the ATM facility at an average price of $1.43 per share for net proceeds of $1.1 million.

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During Q1 2016, the Company issued 4,997,806 common shares under the ATM facility at an average price of $1.82 per share for net proceeds of $8.8 million. Subsequent to March 31, 2016, the Company completed the ATM by issuing an additional 2,220,319 shares under the ATM facility at an average price of $2.82 per share for net proceeds of $6.1 million. Under the ATM Facility the Company issued a total of 8,017,694 shares for net proceeds of $16.0 million. The common shares were issued in at-the-market distributions on the New York Stock Exchange pursuant to our effective registration statement on Form F-10, which registers the offer and sale of the common shares under our ATM facility.

In May 2016, the Company filed a short form base shelf prospectus that qualifies the distribution of up to CAN$ 175 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.

The Company believes that operating cash flow, existing working capital and proceeds from the public offering will be sufficient to cover 2016 capital requirements and commitments.

As at March 31, 2016 the Company’s issued share capital was $377.6 million, representing 107,789,776 common shares (December 31, 2015: $368.9 million representing 102,776,470 common shares).

As at March 31, 2016, the Company had options outstanding to purchase 6,306,550 common shares with a weighted average exercise price of CAN $3.80. Subsequent to period end, 863,300 options were exercised with a weighted average price of CAN $3.69.

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly and maturing December 31, 2017. The Amended Facility came into effect subsequent to quarter end on completion of precedent conditions. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Amended Facility is be 4.5% over LIBOR and the Company agreed to pay a fee of $300,000 upon signing. The Facility and subsequent Amended Facility are subject to the same qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation.

At March 31, 2016, the Company had $19 million outstanding on the Amended Facility. (December 31, 2015 -$22 million).

Facility Financial Covenants	Facility Financial Requirements	Mar. 31, 2016	Dec. 31, 2015
Leverage ratio	<3.00:1	0.55	0.53
Interest service coverage ratio	>4.00:1	37	42
Tangible net worth (000's)	>45,900	61,972	51,020

Contingencies
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

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In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $1.8 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. A final assessment is expected in 2016. As of March 31, 2016, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 66.8 million (~USD $3.9 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 23.2 million (~USD $1.3 million) on the MXN 31.7 million estimated tax assessment. Included in the Company’s consolidated financial statements, are net assets of $240,000, including $42,000 in cash, of MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240,000. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be finalized or a decision is made.

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2015, there was a $1 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

Endeavour plans to invest $11.3 million on Guanaceví capital projects in 2016, primarily for mine development, in order to access reserves for mining and replace reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only around underground workings. The Company also has a contingent budget to invest $4.5 million on additional mine development at Guanaceví, subject to financing from existing sources. Any capital investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Contractual Obligations

The Company had the following contractual obligations at March 31, 2016:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Capital Assets purchases	$–	$–	$–	$–	$–
Finance lease obligation	954 954	–	–	–	–
Operating lease	296	222	74	–
Revolving credit facility	19,000	19,000	–	–	–
Other Long–Term Liabilities	7,783	–	7,534	249	–
Total	$28,033	$20,176	$7,608	$249	$–

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and Aztec Metals Corp., which are related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The charges for these costs totaled $12,000 for the three months ended March 31, 2016 (March 31, 2015 - $13,000). The Company had a $59,000 net receivable related to administration costs outstanding as at March 31, 2016 (December 31, 2015 – $111,000).

The Company was charged $38,000 for legal services for the three months ended March 31, 2016 (March 31, 2015 - $52,000) by Koffman Kalef LLP, a firm in which the Company’s corporate secretary is a partner. As of March 31, 2016, the Company had a payable outstanding of $Nil relating to these legal services (December 31, 2015 - $12,000).

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Financial Assets and Liabilities

As at March 31, 2016, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at March 31, 2016		As at December 31, 2015
Expressed in thousands US dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$20,385	$20,385	$20,413	$20,413
Available for sale assets	59	59	614	614
Trade receivables	5,509	5,509	1,704	1,704
Other receivables	22,902	22,902	22,639	22,639
Total financial assets	$48,855	$48,855	$45,370	$45,370

Financial liabilities:
Accounts payable and accrued liabiities	$14,830	$14,830	$18,949	$18,949
Revolving credit facility	19,000	19,000	22,000	22,000
Total financial liabilities	$33,830	$33,830	$40,949	$40,949

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

As at March 31, 2016
Expressed in thousands US dollars	Total	Level 1	Leve l2	Level 3
Financial assets:
Available for sale securities	$59	$59	$–	$–
Trade receivables	5,509	5,509	–	–
Total financial assets	$5,568	$5,568	$–	$–

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

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Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate payable according to the quoted rate term. The interest rate charge for the period was approximately 3.63%. As at March 31, 2016, with other variables unchanged, a 1% increase in the LIBOR rate would be result in additional interest expense of $190,000.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At March 31, 2016 there are 276,095 ounces of silver and 7433 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at March 31, 2016, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.3 million.

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Outstanding Share Data

As of May 4, 2016, the Company had the following securities issued and outstanding:

  110,873,395 common shares
  425,000 performance share units
  5,443,250 common shares issuable under stock options with a weighted average exercise price of CAN$3.82 per share expiring between June 29, 2016 and May 13, 2020.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual periods beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount of expected manner of recovery or the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

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IFRS 9, Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet completed an assessment of the impact of this standard on its financial statements.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for a detailed discussion of the areas in which critical accounting estimates are made.

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CONTROLS AND PROCEDURES
Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the three months ended March 31, 2016 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

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